FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Daniel Cruz
778-840-4571
Email: info@LBIX.com

LEADING BRANDS PROVIDES UPDATE ON ARRANGEMENT AND NASDAQ LISTING DETERMINATION;
INTENTION TO REQUEST HEARING

Vancouver, Canada, August 2, 2018, Leading Brands, Inc. (NASDAQ: LBIX) (the “Company” or “LBIX”), is pleased to announce that the Supreme Court of British Columbia has granted a final order to Liquid Media Group Ltd. (“Liquid”) approving the previously announced plan of arrangement with LBIX (the “Arrangement”). The Arrangement will be closing next week.

The Company also announces that it has received notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”) the Company’s securities would be subject to delisting based upon the Company’s continued non-compliance with the $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, as required by Nasdaq Listing Rule 5550(b). The Company intends to timely request a hearing, which request will stay any further action by the Staff at least until the hearing process concludes and any extension that may be granted to the Company by the Panel has expired.

As previously disclosed, the Company requested and was subsequently granted an extension by the Staff through July 23, 2018 to complete the acquisition of Liquid and, in connection therewith, to submit an application for the post-merger entity to list on The Nasdaq Capital Market. The Company is in the process of completing the acquisition of Liquid and taking the steps necessary to evidence compliance with all applicable criteria for initial listing on The Nasdaq Capital Market, including the $5 million stockholders’ equity requirement, and will request a further extension from the Panel in order to do so.

On behalf of the board of directors

“Charles Brezer”

Charles Brezer
Director

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements, including information concerning the Arrangement. Words such as "believe", "expect," "will," or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, failure to obtain regulatory approval and/or satisfaction of conditions pursuant to the Arrangement, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. There can be no assurance that the Arrangement will be completed as proposed or at all. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.